

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

<u>Via E-mail</u>
Deborah Fortescue-Merrin
President, Chief Executive Officer, and Chief Financial Officer
Creator Capital Limited
65 Front Street, Floor Six
Hamilton HM 12
Bermuda

Re: Creator Capital Limited
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed May 15, 2012
File No. 001-14611

Dear Ms. Fortescue-Merrin:

We issued comments on the above-captioned filing on November 15, 2012**.** On February 5, 2013**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director